

02007631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 21590

RECD S.E.C.
FEB 28 2002
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	Massachusetts	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette (781) 446-1208
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	Massachusetts	02481
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jane F. Jette
Signature

Accounting Officer
Sun Life Assurance Company of Canada (U.S
Title



Notary Public

Anne M. Furdon, Notary Public
Commonwealth of Massachusetts
My Commission Expires 3/4/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.

(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
(SEC I.D. No. 21590)

Independent Auditors' Report and Supplemental Report on Internal Control

Financial Statements
Supplemental Schedule
Year Ended December 31, 2001

Filed pursuant to Rule 17a-5(e)(3) as a public document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Clarendon Insurance Agency, Inc.
Wellesley, Massachusetts

We have audited the following financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)) for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company's operations consist primarily of activities performed for its parent. As such, its results are not necessarily indicative of the results of operations if the Company had been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2001 is presented on page 9 for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS – Cash and cash equivalents	$10,000
STOCKHOLDER'S EQUITY	
Common shares, $1 par value, 150,000 shares authorized; 600 shares issued and outstanding	$ 600
Additional paid-in capital	9,400
TOTAL STOCKHOLDERS'S EQUITY	$10,000

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

INCOME	$ -
OPERATING EXPENSE	$ -
NET INCOME	$ -

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock	Additional Paid – In Capital	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2000 AND 2001	600	$ 600	$ 9,400	$ 10,000

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary Of Sun Life Assurance Company Of Canada (U.S.))

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	$ -
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ -
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,000

See notes to financial statements.

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

1. BUSINESS AND ORGANIZATION

Clarendon Insurance Agency, Inc. (the "Company") acts as principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by its parent, Sun Life Assurance Company of Canada (U.S.) (the "Parent"). The Parent is a wholly owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"), which is ultimately a wholly owned subsidiary of Sun Life Financial Services of Canada Inc.. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The financial statements have been prepared from the separate records maintained by the Company. Operations of the Company consist primarily of activities performed for the Parent. The financial condition of the Company is not necessarily indicative of an unaffiliated company.

By agreement with the Company, the Parent keeps related records on behalf of the Company. Also by agreement, affiliated broker-dealers perform certain marketing functions for the variable insurance products issued by the Parent. Accordingly, the Company receives no income for its role as principal underwriter and general distributor of these products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General –The preparation of financial statements in conformity with accounting pronouncements generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The entire balance consists of a non-interest-bearing demand deposit account with a bank.

New Accounting Pronouncements – The Company has adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 138, effective January 1, 2001. The Company has determined that the implementation of SFAS 133 did not have a material impact on its results of operations or financial condition.

The Company has adopted SFAS 140, "Accounting for Transfers and Servicing for Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities"effective January 1, 2001. The

Company has determined that the implementation of SFAS 140 did not have a material impact on its results of operations or financial condition.

3. INCOME TAXES

The Company is included in the consolidated tax return of the Parent and affiliates for state and federal income tax reporting. Federal and state income amounts are allocated among members of the consolidated tax group based upon separate return calculations. The Company had no tax liability at December 31, 2001.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2001, the Company had net capital of $10,000, which was $5,000 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $0 at December 31, 2001.

5. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Act of 1934, under the provisions of subparagraph (k) (1) thereof since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to customers.

* * * * * *

CLARENDON INSURANCE AGENCY, INC.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL – Stockholder's equity	$ 10,000
AGGREGATE INDEBTEDNESS – Total liabilities	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness of $0)	-
Minimum dollar net capital requirement of broker-dealers	$ 5,000
Excess net capital	$ 5,000
Ratio: Aggregate indebtedness to net capital	-

NOTE: There were no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report of December 31, 2001.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

To the Board of Directors of
Clarendon Insurance Agency, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") for the year ended December 31, 2001 (on which we have issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP